UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2005

Commission File Number:  0-30628


                                  ALVARION LTD.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

                   21A Habarzel Street, Tel Aviv 69710, Israel
--------------------------------------------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F |X|   Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

                                                             Sequential
     Exhibit                 Description                     Page Number
     -------                 -----------                     -----------

       1.         Press release on Alvarion
                  BuildingIsland-Wide MunicipalbROADBAND
                  wIRELESS network in hokkaido, Japan
                  WITH Hokkaido Seiko Time Systems,
                  dated November 16, 2005                         4








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

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    ALVARION LTD.



Date: November 16, 2005             By: /s/ Dafna Gruber
                                       -------------------------------
                                    Name:  Dafna Gruber
                                    Title: Chief Financial Officer








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

                                    EXHIBIT 1

Contacts
Dafna Gruber, CFO                   Carmen Deville
+972 3 645 6252                     +760-517-3188
+760-517-3187
dafna.gruber@alvarion.com     carmen.deville@alvarion.com
-------------------------     ---------------------------


                              FOR IMMEDIATE RELEASE

                ALVARION BUILDING ISLAND-WIDE MUNICIPAL BROADBAND
             WIRELESS NETWORK IN HOKKAIDO, JAPAN WITH HOKKAIDO SEIKO
                                  TIME SYSTEMS
        After Successful Deployment In the Town of Koshimizu, Additional
            Municipalities Now Ordering BreezeACCESS(R) VL in 4.9GHz

                                       ---

TEL-AVIV, Israel, November 16, 2005--Alvarion Ltd. (NASDAQ:ALVR), the world's leading provider of wireless broadband solutions and specialized mobile networks, today announced additional orders to extend the BreezeACCESS VL network, following a successful initial deployment in the town of Koshimizu, located on Hokkaido Island, Japan. Hokkaido Seiko Time Systems (HSTS), Alvarion's local partner and the system integrator, is responsible for extending the network to additional municipalities throughout the island.

"We are pleased to be part of bringing the broadband revolution to northern Japan," said Mr.Yasumasa Ito, President of Hokkaido STS. "We began deployment in Koshimizu with a 2.4GHz wireless network, but we soon realized that the band had too many limitations preventing access to many of the city's residents, including line-of-sight, coverage, and slow speeds. Alvarion's BreezeACCESS VL solved these challenges for us, due to its advanced OFDM technology for non line-of-sight operation (NLOS) and its use of the less congested 4.9GHz band where the channels are larger. Since this deployment, several other major cities in Hokkaido have contacted us to understand how they could take advantage of the system, and we are now following through on deployments and plans with each of them. We look forward to continued successful network launches with Alvarion," Mr. Ito-san added.

Within the next three years, Hokkaido Seiko Time Systems plans to deploy thousands more Alvarion CPEs throughout Hokkaido Island and expand its installation in and around the city of Koshimizu to supply residences with broadband data services as well as provide connectivity among the municipality's offices, libraries, schools, and in and around the train station.

BreezeACCESS VL's enhanced features such as OFDM non-line-of-sight (NLOS), extended reach of more than 20 kilometers (12.5 miles), high capacity, encryption, and quality of service (QoS) mechanisms enable carriers, mobile operators, ISPs, enterprises and others to provide WiMAX services today. With its advanced features such as 10MHz channel spacing and automatic clear channel selection (ACCS) and its built-in spectrum analyzer to monitor the noise on each channel, BreezeACCESS VL enables greater flexibility in frequency planning.


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"This network represents the further strengthening of Alvarion's presence in
Asia Pacific," commented Tzvika Friedman, CEO of Alvarion. "BreezeACCESS VL's high capacity and NLOS capabilities, combined with its compliance with strict Japanese regulations, make it the optimal solution to enable Japanese municipalities to have their own broadband networks while providing operators with an excellent business model."


                                       ###

About Hokkaido STS

Based on Hokkaido area, Hokkaido STS is a successful company that primarily provides measurement systems for businesses. Currently, the company's market share is approximately 70% of the Hokkaido market. Beginning this year, Hokkaido STS also works as an Alvarion system partner by providing broadband wireless access systems to municipalities and residences together with a local carrier/ISP company. Together with its partners in broadband wireless, Hokkaido STS is working to close the digital divide in rural areas of Japan. For more information, Hokkaido STS KK Sapporo city, Chuou-ku, Kita 1jou, Nishi 9 choume, 3, contact person: Masato Itoh, masato@hsts.co.jp, 011-261-5755 or visit www.hsts.co.jp

About Alvarion

With more than 2 million units deployed in 130 countries, Alvarion is the worldwide leader in wireless broadband, providing systems to carriers, ISPs and private network operators, and also in extending coverage of GSM and CDMA mobile networks to developing countries and other hard to serve areas.

Leading the WiMAX revolution, Alvarion has the most extensive deployments and proven product portfolio in the industry covering the full range of frequency bands with both fixed and mobile solutions. Alvarion's products enable the delivery of business and residential broadband access, corporate VPNs, toll quality telephony, mobile base station feeding, hotspot coverage extension, community interconnection, public safety communications, and mobile voice and data. Alvarion works with several global OEM providers and more than 200 local partners to support its diverse global customer base in solving their last-mile challenges.

As a wireless broadband pioneer, Alvarion has been driving and delivering innovations for more than 10 years from core technology developments to creating and promoting industry standards. Leveraging its key roles in the IEEE and HiperMAN standards committees and experience in deploying OFDM-based systems, the Company's prominent work in the WiMAX Forum(TM) is focused on increasing the widespread adoption of standards-based products in the wireless broadband market and leading the entire industry to mobile WiMAX solutions.

For more information, visit Alvarion's World Wide Web site at www.alvarion.com

This press release contains forward -looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion's management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward -looking statements. The following factors, among others, could

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cause actual results to differ materially from those described in the forward-looking statements: inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the in ability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion's future press releases or a complete Investor Kit by contacting Carmen Deville, Investor Relations: carmen.deville@alvarion.com or +1.650.314.2653.





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